Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2026 Financial Results

SHANGHAI, China, August 27, 2026 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights:

•	Average daily active users (DAUs) were 116.5 million, representing an increase of 7% year over year. Average daily time spent was 113 minutes, driving total user time spent up by 14% year over year.

•

Total net revenues were RMB7.94 billion (US$1.17 billion), representing an increase of 8% year over year. Advertising revenues, a key driver of total net revenues, were RMB3.13 billion (US$461.4 million), representing an increase of 28% year over year.

•	Gross profit was RMB2.95 billion (US$435.5 million), representing an increase of 10% year over year. Gross profit margin reached 37.2%, improving from 36.5% in the same period of 2025.

•	Net profit was RMB339.1 million (US$50.0 million), representing an increase of 55% year over year. Net profit margin was 4.3%, improving from 3.0% in the same period of 2025.

•	Adjusted net profit[1] was RMB703.6 million (US$103.7 million), representing an increase of 25% year over year. Adjusted net profit margin[1] was 8.9%, improving from 7.6% in the same period of 2025.

“We delivered a solid second quarter with continued growth across our ecosystem,” said Mr. Rui Chen, Chairman and Chief Executive Officer of Bilibili. “Our high-quality content and interest-based community continue to deepen user engagement, driving DAUs to 117 million, monthly active users to 371 million, and total user time spent up by over 14% year over year. In an era where content is abundant yet attention is scarce, quality and emotional connection matter more than ever, and Bilibili represents the best combination of both in today’s internet landscape. As AI enables us to fulfill this mission with greater precision and scale, we remain highly confident in our trajectory ahead.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “We delivered another quarter of solid financial performance, with continued revenue growth and profit expansion. Total net revenues increased 8% year over year to RMB7.9 billion, while gross profit grew 10% year over year and gross margin expanded to 37.2%, marking our 16th consecutive quarter of margin improvement. Supported by continued topline growth and stronger operating leverage, net profit increased by 55% year over year. Looking ahead, we will remain disciplined in our investments and actively return value through our share repurchase program, delivering sustainable long-term value for our shareholders.”

Second Quarter 2026 Financial Results

Total net revenues. Total net revenues were RMB7.94 billion (US$1.17 billion), representing an increase of 8% from the same period of 2025.

Advertising. Revenues from advertising were RMB3.13 billion (US$461.4 million), representing an increase of 28% from the same period of 2025, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Value-added services (VAS). Revenues from VAS were RMB2.97 billion (US$437.3 million), representing an increase of 5% from the same period of 2025, mainly attributable to increased revenues from premium memberships and other value-added services.

Mobile games. Revenues from mobile games were RMB1.39 billion (US$205.1 million), representing a decrease of 14% from the same period of 2025, mainly attributable to a high base effect, reflecting the exceptional performance of San Guo: Mou Ding Tian Xia in the prior-year period as the title now transitions into a stable and mature life cycle.

IP derivatives and others. Revenues from IP derivatives and others were RMB449.8 million (US$66.3 million), representing an increase of 2% from the same period of 2025.

Cost of revenues. Cost of revenues was RMB4.98 billion (US$734.7 million), representing an increase of 7% from the same period of 2025. Revenue-sharing costs, a key component of cost of revenues, were RMB3.08 billion (US$453.6 million), representing an increase of 4% from the same period of 2025.

Gross profit. Gross profit was RMB2.95 billion (US$435.5 million), representing an increase of 10% from the same period of 2025, primarily driven by the growth in total net revenues, which outpaced the increase in cost of revenues, as the Company enhanced its monetization efficiency.

Total operating expenses. Total operating expenses were RMB2.58 billion (US$380.6 million), representing an increase of 7% from the same period of 2025.

Sales and marketing expenses. Sales and marketing expenses were RMB1.06 billion (US$156.6 million), representing an increase of 1% from the same period of 2025.

General and administrative expenses. General and administrative expenses were RMB510.8 million (US$75.3 million), flat with the same period of 2025.

Research and development expenses. Research and development expenses were RMB1.01 billion (US$148.7 million), representing an increase of 16% from the same period of 2025. The increase was primarily due to higher expenses related to server depreciation.

Profit from operations. Profit from operations was RMB372.9 million (US$55.0 million), representing an increase of 48% year over year.

Adjusted profit from operations1. Adjusted profit from operations was RMB696.2 million (US$102.6 million), representing an increase of 21% from the same period of 2025.

Total other expenses, net. Total other expenses were RMB1.4 million (US$0.2 million), compared with total other expenses of RMB7.0 million in the same period of 2025.

Income tax expense. Income tax expense was RMB32.4 million (US$4.8 million), compared with RMB26.4 million in the same period of 2025.

Net profit. Net profit was RMB339.1 million (US$50.0 million), representing an increase of 55% from the same period of 2025.

Adjusted net profit1. Adjusted net profit was RMB703.6 million (US$103.7 million), representing an increase of 25% from the same period of 2025.

Basic and diluted EPS and adjusted basic and diluted EPS1. Basic and diluted earnings per share were RMB0.82 (US$0.12) and RMB0.78 (US$0.11), respectively, compared with basic and diluted net profit per share of RMB0.52 and RMB0.51, respectively, in the same period of 2025. Adjusted basic and diluted earnings per share were RMB1.69 (US$0.25) and RMB1.58 (US$0.23), respectively, compared with RMB1.34 and RMB1.29, respectively, in the same period of 2025.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2026, the Company had cash and cash equivalents, time deposits and short-term investments of RMB24.30 billion (US$3.58 billion).

Share Repurchase Program

Pursuant to the Company’s two-year US$300 million share repurchase program, which was approved by the Board of Directors in June 2026 (the “2026 Program”), a total of 1.9 million of the Company’s listed securities have been purchased for a total cost of approximately US$31.3 million as of June 30, 2026. From the beginning of 2026 through the date of this announcement, a total of 5.8 million of the Company’s listed securities have been purchased for a total cost of approximately US$118 million, pursuant to the 2026 Program and the previous share repurchase program approved in November 2024.

[1]

Adjusted net profit, adjusted net profit margin, adjusted profit from operations and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 27, 2026 (8:00 PM Beijing/Hong Kong Time on August 27, 2026). Details for the conference call are as follows:

Event Title: Bilibili Inc. Second Quarter 2026 Earnings Conference Call

Registration Link: https://register-conf.media-server.com/register/BI014b9f2c1441432badb1e9e1353bfea7

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with “All the Videos You Like” as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and a frontier for promoting Chinese culture around the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures such as adjusted profit from operations, adjusted net profit, adjusted net profit margin, adjusted net profit per share and per ADS, basic and diluted and adjusted net profit attributable to Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, loss on fair value change in investments in publicly traded companies and loss on repurchase of convertible senior notes. The Company calculates adjusted net profit margin by dividing the adjusted net profit by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore, may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7851 to US$1.00, the exchange rate on June 30, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred to could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Value-added services (VAS)	2,836,596	2,912,485	2,967,415	5,643,936	5,879,900
Advertising	2,448,888	2,588,788	3,130,759	4,446,523	5,719,547
Mobile games	1,612,333	1,522,552	1,391,902	3,343,488	2,914,454
IP derivatives and others	439,873	448,210	449,847	906,991	898,057

Total net revenues	7,337,690	7,472,035	7,939,923	14,340,938	15,411,958
Cost of revenues	(4,661,844)	(4,698,795)	(4,984,967)	(9,125,994)	(9,683,762)

Gross profit	2,675,846	2,773,240	2,954,956	5,214,944	5,728,196

Operating expenses:
Sales and marketing expenses	(1,048,189)	(1,152,711)	(1,062,592)	(2,215,164)	(2,215,303)
General and administrative expenses	(509,631)	(532,667)	(510,848)	(1,025,269)	(1,043,515)
Research and development expenses	(866,414)	(921,107)	(1,008,646)	(1,707,891)	(1,929,753)

Total operating expenses	(2,424,234)	(2,606,485)	(2,582,086)	(4,948,324)	(5,188,571)

Profit from operations	251,612	166,755	372,870	266,620	539,625

Other (expense)/income:
Investment (loss)/income, net (including impairments)	(56,875)	64,551	(74,102)	(119,078)	(9,551)
Interest income	101,639	107,832	100,895	195,812	208,727
Interest expense	(35,506)	(39,337)	(37,549)	(68,077)	(76,886)
Exchange losses	(11,710)	(74,555)	(89,671)	(23,369)	(164,226)
Debt extinguishment loss	(2)	—	—	(2)	—
Others, net	(4,518)	(3,963)	99,050	(6,355)	95,087

Total other (expense)/income, net	(6,972)	54,528	(1,377)	(21,069)	53,151

Profit before income tax	244,640	221,283	371,493	245,551	592,776
Income tax expense	(26,357)	(19,288)	(32,417)	(37,945)	(51,705)

Net profit	218,283	201,995	339,076	207,606	541,071
Net loss attributable to noncontrolling interests	719	7,784	4,653	2,294	12,437

Net profit attributable to Bilibili Inc.’s shareholders	219,002	209,779	343,729	209,900	553,508

Net profit per share, basic	0.52	0.50	0.82	0.50	1.32
Net profit per ADS, basic	0.52	0.50	0.82	0.50	1.32
Net profit per share, diluted	0.51	0.48	0.78	0.49	1.25
Net profit per ADS, diluted	0.51	0.48	0.78	0.49	1.25
Weighted average number of ordinary shares, basic	419,443,582	419,457,332	418,461,204	419,763,214	418,956,516
Weighted average number of ADS, basic	419,443,582	419,457,332	418,461,204	419,763,214	418,956,516
Weighted average number of ordinary shares, diluted	437,370,780	459,453,791	453,578,335	431,601,628	456,513,310
Weighted average number of ADS, diluted	437,370,780	459,453,791	453,578,335	431,601,628	456,513,310

The accompanying notes are an integral part of this press release.

BILIBILI INC.

Notes to Unaudited Financial Information

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	26,314	29,407	28,078	50,310	57,485
Sales and marketing expenses	19,800	23,828	22,122	36,217	45,950
General and administrative expenses	137,165	155,814	135,717	281,662	291,531
Research and development expenses	101,568	107,364	96,771	207,423	204,135

Total	284,847	316,413	282,688	575,612	599,101

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	June 30,
	2025	2026
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	12,183,538	5,163,796
Time deposits	5,522,327	9,766,542
Restricted cash	50,800	800
Accounts receivable, net	1,268,219	1,681,119
Prepayments and other current assets	2,077,999	2,190,632
Short-term investments	6,447,197	9,369,368

Total current assets	27,550,080	28,172,257

Non-current assets:
Property and equipment, net	695,105	2,076,571
Production cost, net	1,599,896	1,376,169
Intangible assets, net	3,109,603	2,893,031
Goodwill	2,818,125	2,818,125
Long-term investments, net	4,761,653	4,570,559
Other long-term assets	633,301	572,862

Total non-current assets	13,617,683	14,307,317

Total assets	41,167,763	42,479,574

Liabilities
Current liabilities:
Accounts payable	5,497,415	6,283,459
Salary and welfare payables	1,710,322	1,485,188
Taxes payable	405,887	400,415
Short-term loans and current portion of long-term debts	4,860,846	4,878,643
Deferred revenue	4,661,863	4,636,240
Accrued liabilities and other payables	3,190,679	3,705,014

Total current liabilities	20,327,012	21,388,959

Non-current liabilities:
Long-term debts	4,775,871	4,635,647
Other long-term liabilities	516,317	540,847

Total non-current liabilities	5,292,188	5,176,494

Total liabilities	25,619,200	26,565,453

Total Bilibili Inc.’s shareholders’ equity	15,573,282	15,951,277
Noncontrolling interests	(24,719)	(37,156)

Total shareholders’ equity	15,548,563	15,914,121

Total liabilities and shareholders’ equity	41,167,763	42,479,574

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	RMB	RMB	RMB	RMB	RMB
Profit from operations	251,612	166,755	372,870	266,620	539,625
Add:
Share-based compensation expenses	284,847	316,413	282,688	575,612	599,101
Amortization expense related to intangible assets acquired through business acquisitions	36,692	40,687	40,687	73,384	81,374

Adjusted profit from operations	573,151	523,855	696,245	915,616	1,220,100

Net profit	218,283	201,995	339,076	207,606	541,071
Add:
Share-based compensation expenses	284,847	316,413	282,688	575,612	599,101
Amortization expense related to intangible assets acquired through business acquisitions	36,692	40,687	40,687	73,384	81,374
Income tax related to intangible assets acquired through business acquisitions	(4,136)	(1,731)	(1,731)	(8,272)	(3,462)
Loss on fair value change in investments in publicly traded companies	25,641	28,066	42,907	74,510	70,973
Loss on repurchase of convertible senior notes	2	—	—	2	—

Adjusted net profit	561,329	585,430	703,627	922,842	1,289,057

Net profit margin	3.0%	2.7%	4.3%	1.4%	3.5%

Adjusted net profit margin	7.6%	7.8%	8.9%	6.4%	8.4%

Net loss attributable to noncontrolling interests	719	7,784	4,653	2,294	12,437

Adjusted net profit attributable to Bilibili Inc.’s shareholders	562,048	593,214	708,280	925,136	1,301,494

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2025	2026	2026	2025	2026
	RMB	RMB	RMB	RMB	RMB
Adjusted net profit per share, basic	1.34	1.41	1.69	2.20	3.11
Adjusted net profit per ADS, basic	1.34	1.41	1.69	2.20	3.11
Adjusted net profit per share, diluted	1.29	1.31	1.58	2.15	2.89
Adjusted net profit per ADS, diluted	1.29	1.31	1.58	2.15	2.89
Weighted average number of ordinary shares, basic	419,443,582	419,457,332	418,461,204	419,763,214	418,956,516
Weighted average number of ADS, basic	419,443,582	419,457,332	418,461,204	419,763,214	418,956,516
Weighted average number of ordinary shares, diluted	437,370,780	459,453,791	453,578,335	431,601,628	456,513,310
Weighted average number of ADS, diluted	437,370,780	459,453,791	453,578,335	431,601,628	456,513,310